EXHIBIT 3.1

AMENDMENT TO THE
SECOND AMENDED AND RESTATED BYLAWS
OF
BEHRINGER HARVARD OPPORTUNITY REIT II, INC.

Section 2.07 of Article II of the Bylaws of Behringer Harvard Opportunity REIT II, Inc. is hereby amended and restated as follows:

Section 2.07  Quorum; Adjournment.  At any meeting of the stockholders, the presence in person or by proxy of stockholders entitled to cast one-third (1/3) of all the votes entitled to be cast at such meeting shall constitute a quorum except as otherwise provided by law, the Charter or these Bylaws.  If a quorum shall not be present at any meeting of the stockholders, the chairman of the meeting shall have the power to adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting.  At such adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the meeting as originally noticed.

The stockholders present either in person or by proxy, at a meeting which has been duly called and convened, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Effective as of September 11, 2013